Filed by Duke Energy Corporation
                       Pursuant to Rule 425 under the Securities Act of 1933
                                    And Deemed Filed Pursuant to Rule 14a-12
                                   Under the Securities Exchange Act of 1934

                                 Subject Company:  Duke Energy Holding Corp.
                                              Commission File No. 333-126318


Nov. 1, 2005                             CONTACT:            Pete Sheffield
                                         Phone:              980/373-4503
                                         24-Hour:            704/382-8333


             South Carolina Regulators Approve Duke-Cinergy Merger


CHARLOTTE, N.C. - The Public Service Commission of South Carolina (PSCSC) has unanimously approved Duke Energy's planned merger with Cinergy, the company announced today.

In approving the planned combination, the PSCSC signed off on proposals submitted in early October by Duke Energy and other parties, to resolve all issues related to the commission's merger review.

"Today's action in South Carolina is an important milestone as we move forward with the Duke Energy-Cinergy merger," said Ellen Ruff, group vice president of planning and external relations at Duke Power. "This merger is about building a stronger company with the size and strength to continue delivering reliable electric service to our customers at a cost well below the national average."

"The agreements approved by the commission ensure Duke Power customers will share in the value that is created by this merger," Ruff continued. "This is truly a win-win, reinforcing Duke Energy's long-standing commitment to its customers in the Upstate of South Carolina."

Key aspects of the agreement with the Office of Regulatory Staff, the South Carolina Energy Users Committee and Duke Energy include:


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o    $40 million rate reduction for one year. The agreement calls for a $40 million reduction of retail base rates to Duke Power's S.C. customers. The rate reduction - which represents a 4 percent rate reduction, on average, across all customer classes -- would flow through a rate decrement rider to existing base rates for a one-year period following the close of the merger. Duke Energy expects to amortize the $40 million over a five-year period.
o Three-year extension for bulk power marketing (BPM) profit sharing. The agreement extends for three years, through the end of 2010, Duke Power's non-firm BPM profit-sharing agreement in South Carolina. Duke Power's BPM division sells the company's temporary excess electricity to municipal, cooperative and investor-owned utilities and other wholesale customers.
The PSCSC also approved an agreement with the Electric Cooperatives of South Carolina Inc., Central Electric Power Cooperative Inc., Saluda River Electric Cooperative Inc. and Duke Energy, which calls for additional transmission planning activities to be developed in the state.

With PSCSC approval, South Carolina becomes the first state to approve the merger, announced on May 9, 2005. State regulators in Ohio, Indiana, Kentucky and North Carolina are also reviewing the planned combination, which remains subject to other closing requirements, including approvals from various federal regulatory agencies, and shareholders of both Duke Energy and Cinergy.

In August, the companies satisfied Federal Trade Commission and U.S. Department of Justice review under the Hart-Scott-Rodino Antitrust Improvements Act of 1976. The companies anticipate receiving all necessary approvals by the first half of 2006.

Duke Power, a business unit of Duke Energy, is one of the nation's largest electric utilities and provides safe, reliable, competitively priced electricity and value-added products and services to more than 2 million customers in North Carolina and

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South Carolina. The company operates three nuclear generating stations, eight coal-fired stations, 31 hydroelectric stations and numerous combustion turbine units. Total system generating capability is approximately 19,900 megawatts. More information about Duke Power is available on the Internet at: http://www.dukepower.com.

Duke Energy is a diversified energy company with a portfolio of natural gas and electric businesses, both regulated and unregulated, and an affiliated real estate company. Duke Energy supplies, delivers and processes energy for customers in the Americas. Headquartered in Charlotte, N.C., Duke Energy is a Fortune 500 company traded on the New York Stock Exchange under the symbol DUK. More information about the company is available on the Internet at: http://www.duke-energy.com.

Forward-Looking Statements
This document includes statements that do not directly or exclusively relate to historical facts. Such statements are "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. These forward-looking statements include statements regarding benefits of the proposed mergers and restructuring transactions, integration plans and expected synergies, anticipated future financial operating performance and results, including estimates of growth. These statements are based on the current expectations of management of Duke Energy and Cinergy. There are a number of risks and uncertainties that could cause actual results to differ materially from the forward-looking statements included in this document. For example, (1) the companies may be unable to obtain shareholder approvals required for the transaction; (2) the companies may be unable to obtain regulatory approvals required for the transaction, or required regulatory approvals may delay the transaction or result in the imposition of conditions that could have a material adverse effect on the combined company or cause the companies to abandon the

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transaction; (3) conditions to the closing of the transaction may not be satisfied; (4) problems may arise in successfully integrating the businesses of the companies, which may result in the combined company not operating as effectively and efficiently as expected; (5) the combined company may be unable to achieve cost-cutting synergies or it may take longer than expected to achieve those synergies; (6) the transaction may involve unexpected costs or unexpected liabilities, or the effects of purchase accounting may be different from the companies' expectations; (7) the credit ratings of the combined company or its subsidiaries may be different from what the companies expect; (8) the businesses of the companies may suffer as a result of uncertainty surrounding the transaction; (9) the industry may be subject to future regulatory or legislative actions that could adversely affect the companies; and (10) the companies may be adversely affected by other economic, business and/or competitive factors. Additional factors that may affect the future results of Duke Energy and Cinergy are set forth in their respective filings with the Securities and Exchange Commission ("SEC"), which are available at
 www.duke-energy.com/investors and www.cinergy.com/investors, respectively. Duke Energy and Cinergy undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Additional Information and Where to Find It

In connection with the proposed transaction, a registration statement of Duke Energy Holding Corp. (Registration No. 333-126318), which includes a preliminary prospectus and a preliminary joint proxy statement of Duke Energy and Cinergy, and other materials have been filed with the SEC and are publicly available. WE URGE INVESTORS TO READ THE DEFINITIVE JOINT PROXY STATEMENT-PROSPECTUS WHEN IT BECOMES AVAILABLE AND THESE OTHER MATERIALS CAREFULLY BECAUSE THEY CONTAIN IMPORTANT INFORMATION ABOUT DUKE ENERGY, CINERGY, DUKE ENERGY HOLDING CORP. AND THE PROPOSED TRANSACTION. Investors will be able to obtain free

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copies of the joint proxy statement-prospectus as well as other filed documents containing information about Duke Energy and Cinergy at http://www.sec.gov, the SEC's Web site. Free copies of Duke Energy's SEC filings are also available on Duke Energy's Web site at: http://www.duke-energy.com/investors/, and free copies of Cinergy's SEC filings are also available on Cinergy's Web site at http://www.cinergy.com.

Participants in the Solicitation
Duke Energy, Cinergy and their respective executive officers and directors may be deemed, under SEC rules, to be participants in the solicitation of proxies from Duke Energy's or Cinergy's stockholders with respect to the proposed transaction. Information regarding the officers and directors of Duke Energy is included in its definitive proxy statement for its 2005 annual meeting filed with the SEC on March 31, 2005. Information regarding the officers and directors of Cinergy is included in its definitive proxy statement for its 2005 annual meeting filed with the SEC on March 28, 2005. More detailed information regarding the identity of potential participants, and their direct or indirect interests, by securities, holdings or otherwise, will be set forth in the registration statement and proxy statement and other materials to be filed with the SEC in connection with the proposed transaction.
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